Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2019 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear shareholders,

The world is now experiencing unprecedented changes that have not been seen for centuries. In 2019, the global economic growth was weak with a significant increase in instability and risks. The energy industry entered into a period of deep corrections. Oil supply and demand are still unbalanced, and international oil prices hovered at a low level. Brent crude oil price recorded a significant decline year-over-year, and the petroleum and petrochemical industries continued to face escalating risks and increasing challenges.

Faced with these challenges, we focused on long-term growth. In early 2019, we set medium- to long-term goals to increase oil and gas reserves and production, bringing the Company back on track of production growth. During the year, CNOOC Limited adhered to the high-quality development philosophy and exerted excellent organisational and management capabilities in business operation. A number of the Company’s operation indicators reached a record level since listing, delivering satisfactory results to the shareholders.

Focusing on oil and gas exploration, development and production, the growth of reserves and production has always been our primary goal. In 2019, CNOOC Limited continued to strengthen its exploration and development efforts, and the workload reached a record high. A total of 23 commercial discoveries were made, and 30 oil and gas bearing structures were successfully appraised. The appraisal of Bozhong 19-6 condensate gas fields in offshore China continued to achieve remarkable results, with newly-added proved in-place volume of nearly 200 million cubic metres of oil equivalent. Additionally, five new discoveries were made in Stabroek block of Guyana, in which recoverable resources have been accumulated to more than 8.0 billion BOE. The annual reserve replacement ratio reached 144%, and the reserve life remained stable at a level above 10 years, which further consolidated the resource foundation for future development. Net production for the year reached a record-breaking 506.5 million BOE. At the same time, we continued to optimise our investment management. Capital expenditure budget implemented well within the years, which fully supported our exploration and development activities.

Parallel to growing reserves and production, the Company also attaches great importance to cost control. With the advancement of long-term mechanisms for quality and efficiency enhancement, the idea of emphasising on economic benefits has been ingrained within the Company. In 2019, all-in cost was US$29.78 per BOE, representing a six-year consecutive decline and we maintained our cost competitiveness; operating cost decreased to US$7.39 per BOE, representing the best performance in recent years.

In 2019, CNOOC Limited’s production growth and effective cost control led to better profitability with revenues and net profit rising significantly, despite more than 10% drop in international oil prices. Oil and gas sales reached RMB197.17 billion, and net profit reached RMB61.05 billion.

While achieving outstanding results, we continued to reward our shareholders. The Board of Directors has recommended the payment of a final dividend of HK$0.45 per share (tax inclusive) for 2019.

Following the trend of low-carbon development in the global energy industry, CNOOC Limited has stepped up its efforts in the development of clean energy, and actively promoted the development and construction of key natural gas projects. Among them, Lingshui 17-2 gas fields have fully entered the development phase, while Bozhong 19-6 condensate gas field pilot development project will commence production in 2020. The establishment of CNOOC Renewable Energy Co. Ltd. marks our entering into the renewable and clean offshore wind power business. The acquisition of CUCBM will enable us to fully exploit our advantages in oil and gas development technology and management, and integrate the development of offshore and onshore, conventional and unconventional oil and gas development to further expand the Company’s growth potential.

In 2019, the Company made satisfactory progress in its overseas development. We continued to promote resource integration and strengthen our management capabilities. After years of unremitting efforts, CNOOC Limited has preliminarily established a global oil and gas asset portfolio management framework and further bolstered the management capabilities of our global business.

Technological innovation is the cornerstone of CNOOC Limited’s future development. In 2019, we continued to pursue innovative development, and achieved new breakthroughs in multiple key scientific and technological projects. The Company won the “First Prize” of China’s National Science and Technology Progress Award for its “Theory and major discoveries for large-scale integrated condensate gas field exploration in the deep layer of Bohai Bay Basin” project. This will serve as a strong technical foundation for realising the potential of resources in Bohai and supporting the Company’s medium- to long-term sustainable development. CNOOC Limited has also made great efforts in promoting digital and smart transformation, with progresses in the construction of smart oilfields, unmanned offshore platforms and onshore power utilisation, etc.

While focusing on oil and gas exploration and development, CNOOC Limited has always put safety and environmental protection first. We continued to promote a culture of safety and stepped up the implementation of responsibilities on safety production for all employees. We also strengthened our emergency response capabilities and maintained a sound record of safety and environmental protection throughout the year.

In 2019, CNOOC Limited’s corporate governance and operational capabilities were once again recognised by the market. The Company ranked 126th in Forbes’ Global 2000 List, up 32 places from 2018. Meanwhile, we were also honoured as, among others, one of the “Best Investment Value Award for Listed Companies” in the China Securities Golden Bauhinia Award and the “Most Honored Company” by Institutional Investor.

Our past achievements motivate us to move forward. In 2020, we will continue to enhance our efforts in exploration and development, strengthen the exploration in new areas and frontiers, consolidate our resources base, supporting future sustainable growth.

We will continue to strengthen cost management, hold tight to quality and efficiency enhancement, adopt cost control through the entire life cycle of oil and gas exploration, development and production, and continue to maintain our cost competitive advantages.

Talents are the core competitiveness of the Company’s future development. We will vigorously expand a pool of high-quality management personnel, specialised technical professionals and international talents to lay a solid base for the Company’s sustainable development.

In the new year, we will strive for continued improvement in safety and environmental protection management, and implement a series of safety production policies and measures to ensure safety production.

In 2019, Mr. Yang Hua resigned as the Chairman of the Board and Non-executive Director of the Company, Mr. Yuan Guangyu retired from the roles of Chief Executive Officer and Executive Director, and Mr. Xu Keqiang was appointed as the Chief Executive Officer. On behalf of the Board, I would like to thank Mr. Yang Hua and Mr. Yuan Guangyu for their contributions to the Company’s development, and extend my congratulations to Mr. Xu Keqiang.

When you are reading this report, the world is combating the COVID-19 pandemic. China and global economies are facing further headwinds during the pandemic. International oil price also plunged and is expected to hover at a low level in the near future. Despite market uncertainty, I would like to assure all our shareholders that CNOOC Limited is making every effort to carry out its business thanks to the Chinese government’s strong and effective responses in dealing with the pandemic. We will closely monitor changes in the external environment and the movement of international oil prices, implement more stringent cost controls and more prudent investment decisions, strengthen cash flow management, overcome the impact of the pandemic and maintain the Company’s long-term sustainable development.

As we stand at a new starting point and embark on our new journey, we will forge ahead despite all obstacles, make every effort to promote the development to be a world-class energy company and bring high-quality development to a new level.

Wang Dongjin

Chairman

Hong Kong, 25 March 2020

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED 31 DECEMBER 2019

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2019	2018 (restated)

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	4	197,173	186,557
Marketing revenues	4	30,867	35,830
Other revenue		5,159	5,324
		233,199	227,711

EXPENSES
Operating expenses		(24,735)	(24,388)
Taxes other than income tax		(9,156)	(9,141)
Exploration expenses		(12,342)	(13,135)
Depreciation, depletion and amortisation	6	(57,699)	(50,838)
Special oil gain levy		(894)	(2,599)
Impairment and provision	6	(2,094)	(666)
Crude oil and product purchases		(29,040)	(33,558)
Selling and administrative expenses		(8,062)	(7,429)
Others		(4,982)	(5,790)
		(149,004)	(147,544)

PROFIT FROM OPERATING ACTIVITIES		84,195	80,167
Interest income	6	1,067	798
Finance costs	7	(5,865)	(5,162)
Exchange losses, net		(213)	(141)
Investment income	6	4,632	3,685
Share of profits of associates		459	406
Profit/(loss) attributable to a joint venture		543	(5,593)
Other income, net		831	997

PROFIT BEFORE TAX		85,649	75,157
Income tax expense	8	(24,604)	(22,482)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		61,045	52,675

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		2,848	8,638
Share of other comprehensive income of associates		25	16
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(1,167)	278
Others		(133)	80

OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		1,573	9,012

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		62,618	61,687

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	9	1.37	1.18
Diluted (RMB Yuan)	9	1.37	1.18

Details of the dividends proposed and paid for the year are disclosed in note 10.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2019

(All amounts expressed in millions of Renminbi)

	Notes	2019	2018 (restated)
NON-CURRENT ASSETS
Property, plant and equipment		440,554	413,383
Right-of-use assets		9,179	-
Intangible assets		16,306	16,073
Investments in associates		24,513	4,433
Investment in a joint venture		20,977	20,268
Debt investment		1,608	-
Equity investments		2,936	4,066
Deferred tax assets	8	25,992	27,465
Other non-current assets		9,721	9,542

Total non-current assets		551,786	495,230

CURRENT ASSETS
Inventories and supplies		6,314	5,853
Trade receivables	11	24,794	21,979
Other financial assets		114,513	125,283
Other current assets		9,790	9,281
Time deposits with maturity over three months		16,855	13,760
Cash and cash equivalents		33,679	14,995

Total current assets		205,945	191,151

CURRENT LIABILITIES
Loans and borrowings	13	12,590	8,991
Trade and accrued payables	12	40,146	33,307
Lease liabilities		1,425	-
Contract liabilities		2,231	2,036
Other payables and accrued liabilities		20,901	14,084
Taxes payable		13,956	15,739

Total current liabilities		91,249	74,157

NET CURRENT ASSETS		114,696	116,994

TOTAL ASSETS LESS CURRENT LIABILITIES		666,482	612,224

NON-CURRENT LIABILITIES
Loans and borrowings	13	136,152	133,479
Lease Liabilities		7,062	-
Provision for dismantlement		64,163	54,204
Deferred tax liabilities	8	3,602	3,180
Other non-current liabilities		7,277	1,451

Total non-current liabilities		218,256	192,314

NET ASSETS		448,226	419,910

EQUITY
Equity attributable to owners of the parent
Issued capital	14	43,081	43,081
Reserves		405,106	376,819
Non-controlling interests		39	10

TOTAL EQUITY		448,226	419,910

XU Keqiang	HU Guangjie
Director	Director

NOTES

31 DECEMBER 2019

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

The financial information relating to the years ended 31 December 2019 and 2018 included in this announcement does not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance is as follows:

The Company has delivered the financial statements for the year ended 31 December 2018 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance, and will deliver the financial statements for the year ended 31 December 2019 in due course.

The Company’s auditor has reported on the financial statements of the Group for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The IASB has issued a number of new and amendments to IFRS standards that are first effective for the current accounting year commencing 1 January 2019 or later but available for early adoption. The equivalent new and amendments to HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2018, except for the first time adoption of the new and amendments to IFRS standards/HKFRSs effective for the Group’s financial year beginning on 1 January 2019. Except as described below, the application of the new and amendments to IFRS standards/HKFRSs in the current year has had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

2.2.1	IFRS 16/HKFRS 16 Leases

The Group has applied IFRS 16/HKFRS 16 for the first time in the current year. IFRS 16/HKFRS 16 superseded IAS 17/HKAS 17 Leases (“IAS 17/HKAS 17”) and the related interpretations.

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition at inception, modification date or acquisition date, as appropriate.

As a lessee

The Group has applied IFRS 16/HKFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019. Any difference at the date of initial application is recognised in the opening retained earnings and comparative information has not been restated.

When applying the modified retrospective approach under IFRS 16/HKFRS 16 at transition, the Group applied the following practical expedients to leases previously classified as operating leases under IAS 17/HKAS 17, on lease-by-lease basis, to the extent relevant to the respective lease contracts:

i.	relied on the assessment of whether leases are onerous by applying IAS 37/HKAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative of impairment review;

ii.	elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

iii.	excluded initial direct costs from measuring the right-of-use assets at the date of initial application;

iv.	applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, the Group applies different discount rates to certain domestic and overseas leases on a portfolio basis; and

v.	used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group’s leases with extension and termination options.

On transition, the Group has made the following adjustments upon application of IFRS 16/HKFRS 16:

The Group recognised additional lease liabilities of RMB8,373 million upon application of IFRS 16/HKFRS 16 and right-of-use assets at amounts equal to the related lease liabilities by applying IFRS 16/HKFRS 16.C8(b)(ii) transition, adjusted by accrued lease payments and any reclassification of property, plant and equipment, leasehold lands at 1 January 2019.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

2.2.1	IFRS 16/HKFRS 16 Leases (continued)

As a lessee (continued)

When recognising the lease liabilities for leases previously classified as operating leases, the Group has applied incremental borrowing rates of the relevant group entities at the date of initial application. The lessee’s incremental borrowing rates ranged from 3.3%-5.16%.

At 1 January 2019

Operating lease commitments disclosed as at 31 December 2018	16,372

Lease liabilities discounted at relevant incremental borrowing rates	13,226
Add: Lease liabilities resulting from lease modifications of existing leases	2,359
Less: Recognition exemption – short-term leases	(768)
Exclusion of non-lease components	(6,444)

Lease liabilities relating to operating leases recognised upon application of
IFRS16/HKFRS 16	8,373

Add: Obligations under finance leases recognised as at 31 December 2018	766

Lease liabilities as at 1 January 2019	9,139

Analysed as: Current	3,614
Non-current	5,525

Total lease liabilities	9,139

The carrying amount of right-of-use assets as at 1 January 2019 comprises the following:

At 1 January 2019
By class:
Floating production, storage and offloading (“FPSO”) vessels	7,334
Pipeline	755
Buildings and structures	739
Leasehold lands	666
Equipment	274

Total right-of-use assets	9,768

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

2.2.1	IFRS 16/HKFRS 16 Leases (continued)

As a lessee (continued)

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2019. Line items that were not affected by the changes have not been included.

		Carrying amounts at 31 December 2018 (restated)	Adjustments	Carrying amounts under IFRS 16/HKFRS 16 at 1 January 2019

Non-current Assets
Property, plant and equipment	*	413,383	(755)	412,628
Right-of-use assets	*/**	-	9,768	9,768
Other non-current assets	**	9,542	(666)	8,876
Current Liabilities
Lease liabilities	*	-	(3,614)	(3,614)
Other payables and accrued liabilities	*	(14,084)	128	(13,956)
Non-current Liabilities
Lease liabilities	*	-	(5,525)	(5,525)
Other non-current liabilities	*	(1,451)	664	(787)

*	In relation to assets previously under finance leases, the Group recategorised the carrying amounts of the relevant assets which were still under lease as at 1 January 2019 amounting to RMB755 million as right-of-use assets.

**	Payments for leasehold lands included in other non-current assets were recategorised as right-of-use assets.

Note:	For the purpose of reporting cash flows for the year ended 31 December 2019, movements in working capital have been computed based on opening statement of financial position as at 1 January 2019 as disclosed above.

2.2.2	IFRIC 23/HK(IFRIC)-Int 23 Uncertainty over Income Tax Treatments

IFRIC 23/HK(IFRIC)-Int 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The interpretation requires the Group to determine whether uncertain tax positions are assessed separately or as a group and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by individual group entities in their respective income tax filings. If it is probable, the current and deferred taxes are determined consistently with the tax treatment in the income tax filings. If it is not probable that the relevant taxation authority will accept an uncertain tax treatment, the effect of each uncertainty is reflected by using either the most likely amount or the expected value.

The Group applied this interpretation retrospectively with the cumulative effect of initially applying the interpretation recognised at the date of initial application, 1 January 2019, without restating comparatives. The application of this interpretation in the current period has had no material impact on the consolidated financial statements of the Group.

3.	ACQUISITION AND OTHER VENTURE

On 7 June 2019, the Company and CEPR Limited (“CEPR”), a wholly-owned subsidiary of the Company, entered into a share purchase agreement with Joint Stock Company Novatek (“JSC Novatek”) and Ekropromstroy Limited Liability Company (“Ekropromstroy”), a wholly-owned subsidiary of JSC Novatek, pursuant to which, CEPR shall acquire a 10% equity interest in Arctic LNG 2 LLC held by Ekropromstroy. The acquisition was completed on 19 July 2019. The Company has the ability to participate in the financial and operating policy decisions through the voting power of its share ownership interest at general meetings of shareholders, which is the decision-making institution of Arctic LNG 2 LLC. It is therefore determined that the Company has significant influence, and recognised Arctic LNG 2 LLC as an associate and accounted for its participation interest using the equity method. The total consideration comprises a cash consideration of USD903 million which has been paid, a deferred consideration of USD820 million over 2020 and a series of contingent payments, which are capped at USD920 million, based on the date on which the LNG facility train 1 achieves operational start-up and future oil prices.

On 1 August 2019, CNOOC China Limited (“CNOOC China”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with CNOOC, pursuant to which, CNOOC China shall acquire the 100% equity interest in China United Coalbed Methane Corporation Limited (“CUCBM”) held by CNOOC at a total consideration of approximately RMB5.335 billion, which was settled in cash by CNOOC China. The acquisition was completed on 11 October 2019 and CUCBM becomes an indirect wholly-owned subsidiary of the Company.

Since the Group and CUCBM are under common control of CNOOC, the Group’s acquisition of CUCBM has been accounted for as a combination of entities under common control. Accordingly, the assets and liabilities of CUCBM have been accounted for at historical amounts and consolidated financial statements of the Group prior to the acquisition are combined with the financial statements of CUCBM. The consideration for the acquisition is accounted for as an equity transaction in the consolidated statement of changes in equity.

The consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2018 and the consolidated statement of financial position as at 31 December 2018 as previously reported by the Group and the restated amounts presented in the consolidated financial statements of the Group are set out below:

	Amounts previously reported	Impact of business combination under common control	Amounts restated

Consolidated statement of profit or loss and other comprehensive income for the year ended 31 December 2018
Revenue	226,963	748	227,711
Profit before tax	75,177	(20)	75,157
Profit for the year	52,688	(13)	52,675

Consolidated statement of financial position as at 31 December 2018
Total assets	678,779	7,602	686,381
Total liabilities	261,414	5,057	266,471
Total Equity	417,365	2,545	419,910

For the periods presented, all significant transactions and balances between the Group and CUCBM have been eliminated on combination.

4.	OIL AND GAS SALES AND MARKETING REVENUES

	2019	2018 (restated)

Gross sales	202,635	191,966
Less: Royalties	(4,432)	(4,215)
PRC government’s share of oil	(1,030)	(1,194)

Oil and gas sales	197,173	186,557

Marketing revenues	30,867	35,830

5.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business The Group reports the business through three operating and reporting segments: exploration and production (E&P), trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision makers make decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments. The geographical information is separately disclosed in (b).

The following table presents the segment financial information of the Group for the years ended 31 December 2019 and 2018.

	E&P		Trading business		Corporate		Elimination		Consolidated
	2019	2018 (restated)	2019	2018 (restated)	2019	2018 (restated)	2019	2018 (restated)	2019	2018 (restated)

External Revenue	179,654	174,671	53,093	52,610	452	430	-	-	233,199	227,711
Intersegment Revenue*	22,256	16,805	(22,256)	(16,805)	84	176	(84)	(176)	-	-

Total revenue	201,910	191,476	30,837	35,805	536	606	(84)	(176)	233,199	227,711

Segment profit/(loss) for the year	60,296	53,935	1,517	1,894	(776)	4,581	8	(7,735)	61,045	52,675

Amounts included in the measure of segment profit or loss
Operating expenses	(24,754)	(24,405)	-	-	-	-	19	17	(24,735)	(24,388)
Taxes other than income tax	(9,094)	(9,086)	-	-	(62)	(55)	-	-	(9,156)	(9,141)
Exploration expenses	(12,342)	(13,201)	-	-	-	-	-	66	(12,342)	(13,135)
Depreciation, depletion and amortization	(57,213)	(50,558)	(79)	(55)	(478)	(301)	71	76	(57,699)	(50,838)
Impairment and provision	(2,094)	(659)	-	-	-	(7)	-	-	(2,094)	(666)
Selling and administrative expenses	(6,124)	(5,359)	(199)	(296)	(1,757)	(1,816)	18	42	(8,062)	(7,429)
Interest income	759	478	4	3	1,104	1,385	(800)	(1,068)	1,067	798
Finance costs	(4,451)	(4,048)	(2)	(1)	(2,238)	(2,181)	826	1,068	(5,865)	(5,162)
Share of profits of associates and profit/(loss) attributable to a joint venture	31	(2)	-	-	971	(5,185)	-	-	1,002	(5,187)
Income tax expenses	(21,551)	(23,552)	(7)	(4)	(3,046)	1,074	-	-	(24,604)	(22,482)

Other segment information

Investments in associates and a joint venture	20,447	661	-	-	25,043	24,040	-	-	45,490	24,701
Others	541,591	490,065	6,347	3,154	407,851	401,290	(243,548)	(232,829)	712,241	661,680

Segment assets	562,038	490,726	6,347	3,154	432,894	425,330	(243,548)	(232,829)	757,731	686,381

Segment liabilities	(384,359)	(336,370)	(4,535)	(2,125)	(152,870)	(138,232)	232,259	210,256	(309,505)	(266,471)

Capital expenditure	85,001	70,783	-	-	487	542	-	-	85,488	71,325

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision makers’ assessment of segment performance, these revenues are reclassified back to E&P segment.

5.	SEGMENT INFORMATION (CONTINUED)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil and natural gas in offshore China, Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil, Guyana, Russia and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 66% (2018: 68%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2019 and 2018.

	PRC		Canada		Others		Consolidated

	2019	2018 (restated)	2019	2018 (restated)	2019	2018 (restated)	2019	2018 (restated)

Property, plant and equipment	197,115	173,846	92,537	92,386	150,902	147,151	440,554	413,383
Right-of-use assets	5,774	-	689	-	2,716	-	9,179	-
Investments in associates and a joint venture	4,649	3,947	-	-	40,841	20,754	45,490	24,701
Other non-current assets	9,275	8,827	405	636	41	79	9,721	9,542

(c)	Information about major customers

The current year’s revenue of approximately RMB19,126 million (2018: RMB13,329 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

6.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after (crediting)/charging:

	2019	2018 (restated)

Crediting:
Interest income from bank deposits	(1,067)	(798)

Investment income:
– Fair value changes on other financial assets	(4,603)	(3,685)

Insurance compensation on disposal of property, plant and equipment	(436)	(611)

Charging:
Auditors’ remuneration:
– Audit fee	54	52
– Other fees	10	7

	64	59

Employee wages, salaries, allowances and social security costs	7,943	8,406

Impairment and provision:
– Property, plant and equipment	2,072	196
– Others	22	470

	2,094	666

Depreciation, depletion and amortisation:
– Property, plant and equipment	54,862	50,810
– Right-of-use assets	1,359	-
– Intangible assets	365	405
– Net amount capitalised	1,113	(377)

	57,699	50,838

Lease rentals:
– Office properties	444	668
– Plant and equipment	280	1,563

	724	2,231

Repairs and maintenance	5,415	4,596

Research and development costs	1,632	2,350

(Gain)/loss on disposal of property, plant and equipment	(92)	77

7.	FINANCE COSTS

	2019	2018 (restated)

Interest on bank loans	114	139
Interest on other loans	5,631	5,280
Interest on lease liabilities	348	-
Other borrowing costs	26	21

Total borrowing costs	6,119	5,440
Less: Amount capitalised in property, plant and equipment	(3,048)	(2,838)

	3,071	2,602

Other finance costs:
Unwinding of discount on provision for dismantlement	2,794	2,560

	5,865	5,162

During the year ended 31 December 2019, the effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.7% to 7.875% (2018: from 0.95% to 7.875%) per annum.

8.	INCOME TAX

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2019	2018 (restated)

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	19,054	18,151
Provision for overseas enterprise income tax on the estimated taxable profits for the year	3,179	5,043

Deferred tax
Temporary differences in the current year	(130)	(712)
Effect of changes in tax rates	2,501	-

Income tax expense for the year	24,604	22,482

8.	INCOME TAX (CONTINUED)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2019	2018 (restated)
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	2.6	7.0
Effect of changes in tax rates	2.9	-
Tax credit from the government	(2.6)	(0.8)
Tax reported in equity-accounted entities within China	(0.1)	(0.2)
Tax losses previously not recognised	-	(0.2)
Others	0.9	(0.9)

Group’s effective income tax rate	28.7	29.9

The movements of deferred tax liabilities net of deferred tax assets are as follows:

2019

At 31 December 2018	(24,285)
Credit to the profit or loss	(130)
Changes in tax rates	2,501
Charge to equity	(111)
Exchange differences	(365)

At 31 December 2019	(22,390)

2018 (restated)

At 31 December 2017	(22,232)
Credit to the profit or loss	(712)
Changes in tax rates	-
Charge to equity	(190)
Exchange differences	(1,151)

At 31 December 2018	(24,285)

9.	EARNINGS PER SHARE

	2019	2018 (restated)

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	61,045	52,675

Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	3,654,758	8,566,982

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,651,110,742	44,656,022,966

Earnings per share:
Basic (RMB Yuan)	1.37	1.18
Diluted (RMB Yuan)	1.37	1.18

10.	DIVIDENDS

	2019	2018

Dividend per ordinary share:
2019 interim dividend: HK$0.33 (2018 interim dividend: HK$0.30) per ordinary share	13,260	11,890
2018 final dividend: HK$0.40 (2017 final dividend: HK$0.30) per ordinary share	15,713	11,633
2019 final dividend proposed: HK$0.45 per ordinary share by the Board of Directors - not recognised as a liability as at the end of the year	18,055	15,713

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

11.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 31 December 2019 and 31 December 2018, the age of substantially all the trade receivables was within one year.

12.	TRADE AND ACCRUED PAYABLES

As at 31 December 2019 and 2018, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

13.	LOANS AND BORROWINGS

The details of notes issued during the year ended 31 December 2019 are as follow:

Issued by	Maturity	Coupon Rate	Principal Amount USD million
CNOOC Finance (2013) Limited	Due in 2029	2.875%	1,000
CNOOC Finance (2013) Limited	Due in 2049	3.300%	500

The details of note repaid during the year ended 31 December 2019 are as follow:

Issued by	Maturity	Coupon Rate	Principal Amount USD million
CNOOC Petroleum North America ULC	Matured in 2019	6.2%	300

14.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2018, as at 31 December 2018 and as at 31 December 2019	44,647,455,984	43,081

15.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEVELOPMENT STRATEGY

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specialising in the exploration, development, production and sale of oil and natural gas, we strive to increase our reserves and production, through exploration, development and value-driven acquisitions. In China, we will continue to concentrate on our independent exploration efforts in major operating areas, while continuing to cooperate with our partners through production sharing contracts to lower capital expenditures and exploration risks. Overseas, we will strive to acquire more high-quality exploration blocks and improve exploration efficiency.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2019, approximately 57.2% of our proved reserves were classified as proved undeveloped reserves, which provide a solid resource base for the Company’s continued production growth in the future.

Develop natural gas business

The Company adopts the low-carbon development concept and actively expands the natural gas business. We will continue to develop the natural gas market, and strengthen exploration and development activities in natural gas fields. In the future, the proportion of natural gas in production and reserves will gradually increase as major projects such as Bozhong 19-6 condensate gas fields in Bohai, the large deepwater gas fields Lingshui 17-2 in the Western South China Sea and the Arctic LNG 2 in Russia commence production.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we will continue to raise cost awareness among all of our employees. At the same time, in our performance evaluation system, cost control has been one of the most important key performance indicators. In 2019, we continued to tap the potential of technological innovation and management innovation to lower costs and enhance efficiency. All-in cost per BOE decreased for the sixth consecutive year and our cost competitiveness was maintained.

We also attached great importance to cash flow management and maintained a healthy financial position.

2019 OVERVIEW

In 2019, the global economic growth further slowed down. The economic growth momentum of the U.S. gradually weakened, and monetary policies turned loose. The economic growth in Europe slowed down whereas the emerging economies experienced sluggish economic growth. The overall economy of China generally remained within a reasonable range amidst increasing downward pressure, with an annual GDP growth rate of 6.1%.

In 2019, international oil prices recorded early gains before moving downward, and generally remained at a mid-to-low level. At the beginning of the year, international oil prices fluctuated and rose against the backdrop of production cuts and geopolitical tensions in major oil-producing countries. Since then, as international trade disputes intensified, the market was concerned that slower global economic growth would drag down crude oil demand, and international oil prices fluctuated and dropped. At the end of the year, international oil prices rebounded as a result of boosted market confidence thanks to further production cuts of major oil-producing countries and the conclusion of the phase one trade agreement between China and the U.S.. Throughout the year, the WTI crude oil price averaged at US$57.02 per barrel, representing a year-on-year decrease of approximately 12.2%, while the Brent crude oil price averaged at US$64.16 per barrel, representing a year-on-year decrease of approximately 10.6%.

In 2019, the Company made breakthroughs in both domestic and overseas exploration and consolidated the resource foundation for sustainable development. The Company realised a net production of 506.5 million BOE, representing a year-on-year increase of approximately 6.6%, which exceeded the annual production target. The development and construction of key projects both in China and overseas progressed smoothly. The performance of HSE remained stable.

The Company maintained a sound financial position in 2019. Despite the sharp decline in international oil prices, our oil and gas sales and net profit increased thanks to production growth and effective cost control. Among them, oil and gas sales were RMB197,173 million (US$28,618.5 million, with the exchange rate applicable for 2019 at US$1=RMB6.8897), representing an increase of approximately 5.7% year over year. Net profit was RMB61,045 million (US$8,860.3 million), representing a significant increase of approximately 15.9% year over year.

As of 31 December 2019, the Company’s basic and diluted earnings per share were RMB1.37 and RMB1.37, respectively. The Board of Directors has recommended the payment of a final dividend of HK$0.45 per share (tax inclusive).

Looking forward to 2020, the global economy would inevitably face greater pressure. The COVID-19 pandemic has increased the instability of the global economy, international oil prices have fallen sharply and their movements in the future remained uncertain. The external operating environment of the Company remains challenging. We will continue to exert confidence and remain calm, continue to focus on our own development, implement more stringent cost controls and more prudent investment decisions, strengthen cash flow management, and maintain the Company’s long-term sustainable development.

FINANCIAL RESULTS

Comparative data for the year ended 31 December 2018 have been restated as a result of the acquisition of CUCBM in this section, please refer to note 3 of this announcement for details.

Consolidated net profit

Our consolidated net profit increased by 15.9% to RMB61,045 million (US$8,860.3 million) in 2019 from RMB52,675 million in 2018, primarily as a result of the increase in sales volume, the increase in profitability as the Company has taken effective measures to strictly control cost and the depreciation of Renminbi against the U.S. dollar.

Revenues

Our oil and gas sales, realised prices and sales volume in 2019 are as follows:

			Change
	2019	2018	Amount	%

Oil and gas sales (RMB million)	197,173	186,557	10,616	5.7%
Crude and liquids	175,495	165,939	9,556	5.8%
Natural gas	21,678	20,618	1,060	5.1%
Sales volume (million BOE)*	487.8	456.0	31.8	7.0%
Crude and liquids (million barrels)	402.2	372.9	29.3	7.8%
Natural gas (bcf)	501.9	485.6	16.3	3.4%
Realised prices
Crude and liquids (US$/barrel)	63.34	67.22	(3.88)	(5.8%)
Natural gas (US$/mcf)	6.27	6.41	(0.14)	(2.2%)

*	Excluding our interest in equity-accounted investees.

In 2019, the increase in crude and liquids sales was primarily due to higher sales volume and the depreciation of Renminbi against the U.S. dollar. The increase in natural gas sales was primarily due to higher sales volume.

Operating expenses

Our operating expenses increased by 1.4% to RMB24,735 million (US$3,590.1 million) in 2019 from RMB24,388 million in 2018. The operating expenses per BOE decreased by 4.7% to RMB50.9 (US$7.39) per BOE in 2019 from RMB53.4 (US$8.07) per BOE in 2018. Among them, operating expenses per BOE in offshore China decreased by 0.6% to RMB47.9 (US$6.95) per BOE in 2019 from RMB48.2 (US$7.29) per BOE in 2018. Overseas operating expenses per BOE decreased by 11.5% to RMB57.1 (US$8.29) per BOE in 2019 from RMB64.5 (US$9.74) per BOE in 2018. Through strict costs control and efficiency improvement, our operating expenses per BOE decreased compared with those in last year.

Exploration expenses

Our exploration expenses decreased by 6.0% to RMB12,342 million (US$1,791.4 million) in 2019 from RMB13,135 million in 2018, mainly because of the combined impact of higher exploration expenses due to increased effort in oil and gas exploration this year and impairment provision related to certain exploration and evaluation assets in North America last year.

Depreciation, depletion and amortisation

Our total depreciation, depletion and amortisation increased by 13.5% to RMB57,699 million (US$8,374.7 million) in 2019 from RMB50,838 million in 2018.

Among them, the dismantlement-related depreciation, depletion and amortisation costs decreased by 3.1% to RMB1,254 million (US$182.0 million) in 2019 from RMB1,294 million in 2018. Our dismantling costs per BOE decreased by 9.2% to RMB2.58 (US$0.37) per BOE in 2019 from RMB2.84 (US$0.43) per BOE in 2018, primarily due to the decrease in the present value of asset retirement obligations brought by the increased interest rate of U.S. dollar bonds in the international market.

Our depreciation, depletion and amortisation, excluding the dismantlement-related depreciation, depletion and amortisation, increased by 13.9% to RMB56,445 million (US$8,192.7 million) in 2019 from RMB49,544 million in 2018. Our depreciation, depletion and amortisation per BOE, excluding the dismantlement-related depreciation, depletion and amortisation, increased by 7.1% to RMB116.2 (US$16.87) per BOE in 2019 from RMB108.5 (US$16.40) per BOE in 2018, primarily as a result of the change in proportional distribution of production.

Impairment and provision

Our impairment and provision increased by 214.4% to RMB2,094 million (US$303.9 million) in 2019 from RMB666 million in 2018, mainly due to the impairment of certain oil and gas properties located in North America and China because of the decrease of reserve.

Selling and administrative expenses

Our selling and administrative expenses increased by 8.5% to RMB8,062 million (US$1,170.1 million) in 2019 from RMB7,429 million in 2018. Our selling and administrative expenses per BOE increased by 2.0% to RMB16.60 (US$2.41) per BOE in 2019 from RMB16.28 (US$2.46) per BOE in 2018, mainly due to the increase of scientific research expenses, arising from the active implementation of the “innovation-driven” strategy, which increased the science and technology investment.

Finance costs/Interest income

Our finance costs increased by 13.6% to RMB5,865 million (US$851.3 million) in 2019 from RMB5,162 million in 2018, primarily due to the increase in interest expenses from new issuance of guaranteed notes and recognition of lease liabilities. Our interest income increased by 33.7% to RMB1,067 million (US$154.9 million) in 2019 from RMB798 million in 2018, primarily due to the Company’s increase in deposit.

Exchange losses, net

Our net exchange losses increased by 51.1% to RMB213 million (US$30.9 million) in 2019 from RMB141 million in 2018, primarily due to the exchange rate fluctuation of Renminbi against the U.S. dollar and Hong Kong dollar.

Investment income

Our investment income increased by 25.7% to RMB4,632 million (US$672.3 million) in 2019 from RMB3,685 million in 2018, primarily attributable to the increased average amount of corporate wealth management products.

Share of profits/losses of associates and a joint venture

Our share of profits of associates and a joint venture was RMB1,002 million (US$145.4 million) in 2019, while in 2018 our shared losses were RMB5,187 million, mainly due to depreciation of the value of the assets in Argentina owned by the joint venture, BC ENERGY INVESTMENTS CORP. in 2018, as a result of the huge depreciation of the Argentina peso against the U.S. dollar and the sharp increase of interest rate.

Income tax expense

Our income tax expense increased by 9.4% to RMB24,604 million (US$3,571.1 million) in 2019 from RMB22,482 million in 2018, mainly because of the increase in our overall profitability and the impact of change of the province income tax rate of Alberta, Canada.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2019 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2019		2018	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	123,521	17,928.4	124,398	(877)	(0.7%)
Used in investing activities	(67,457)	(9,791.0)	(95,452)	27,995	(29.3%)
Used in financing activities	(37,691)	(5,470.7)	(27,108)	(10,583)	39.0%

Cash generated from operating activities

The cash inflow from operating activities decreased by 0.7% to RMB123,521 million (US$17, 928.4 million) in 2019 from RMB124,398 million in 2018, primarily attributable to the combined impact of the increase in oil and gas sales and the change of working capital.

Cash used in investing activities

In 2019, our capital expenditure payment increased by 30.2% to RMB66,395 million (US$9,636.8 million) from 2018. Our development expenditures in 2019 were primarily related to the capital expenditure of Iraq technical service contract project, Lingshui 17-2 project in China, projects in Guyana and shale oil and gas in the U.S., as well as the expenses incurred for improving recovery factors of the oil and gas fields in producing. Our cash outflow from the acquisition of oil and gas properties was RMB5,619 million (US$815.6 million) and our cash outflow from increased investments in associates was RMB7,707 million (US$1,118.6 million).

In addition, our cash used in investing activities was also attributable to the purchase of corporate wealth management products and money market funds of RMB187,805 million (US$27,258.8 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of corporate wealth management products and money market funds in the amount of RMB197,952 million (US$28,731.6 million), and the increase in our time deposits with maturity over three months in the amount of RMB3,095 million (US$449.2 million).

Cash used in financing activities

In 2019, the increase in net cash outflow from financing activities was mainly due to the repayment of bank loans of RMB8,206 million (US$1,191.1 million), repayment of guaranteed notes of RMB2,067 million (US$300.0 million) and the cash outflow of the distribution of dividends of RMB28,973 million (US$4,205.3 million), partially offset by the issuance of guaranteed notes of RMB10,464 million (US$1,500.0 million) and the proceeds of bank loans of RMB3,846 million (US$558.2 million).

At the end of 2019, our total interest-bearing outstanding debts were RMB157,229 million (US$22,820.9 million), compared to RMB142,470 million at the end of 2018. The increase in debts in 2019 was primarily attributable to the issuance of guaranteed notes, recognised lease liabilities in the statement of financial position after the adoption of IFRS 16 Leases and impact of changes in the exchange rate between the U.S. dollar and Renminbi. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 26.0%, higher than that of 25.3% in 2018. The main reason was the lease liabilities recognised in the statement of financial position after the adoption of IFRS 16 Leases.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure for the periods indicated.

	Year ended 31 December
	2017	2018	2019
	(RMB million)
China
Development	16,762	26,212	35,659
Exploration	7,978	9,995	15,120

Subtotal	24,740	36,207	50,779

Overseas
Development	21,891	23,564	24,253
Exploration	3,085	2,331	3,546

Subtotal	24,976	25,895	27,799

Total	49,716	62,102	78,578

Note:	Capitalised interests for 2017, 2018 and 2019 were RMB2,495 million, RMB2,838 million and RMB3,048 million, respectively.

OTHERS

Employees

As of 31 December 2019, the Company had 15,569 employees in China, 2,856 employees overseas and 278 contracted employees.

Since 4 February 2001, the Company has adopted four share option schemes that were applicable to Directors, senior management and other eligible grantees, and has granted options thereunder to the Company’s Directors, senior management and other eligible grantees in accordance with each share option scheme.

The Company has set up a market-oriented recruitment structure and has adopted a more appropriate remuneration structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the North West Shelf LNG Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the North West Shelf LNG Project are secured by its interest in the North West Shelf LNG Project.

CONTINGENCIES

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its local tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group's tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute. Management of the Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, management of the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

EXCHANGE RATE

Unless otherwise indicated, in this announcement, the exchange rate of Renminbi and the U.S. dollar in 2019 is RMB6.8897 to US$1 (2018: RMB6.6201 to US$1). These exchange rates are for reference only and no representation is made by the Company on the exchange rate of Renminbi and the U.S. dollar.

DIVIDENDS

An interim dividend of HK$0.33 (tax inclusive) per share was declared on 29 August 2019, and paid to the shareholders of the Company on 16 October 2019.

The Board recommended a payment of a final dividend of HK$0.45 (tax inclusive) per share for the year ended 31 December 2019, payable on 10 July 2020 to all shareholders on the register of members of the Company on 12 June 2020 subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2019FINAL DIVIDEND

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China, the Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China and the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2019 final dividend to its non-resident enterprise (as defined in the Enterprise Income Tax Law of the People’s Republic of China) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as of 12 June 2020 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2019 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2019 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as of 12 June 2020. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors), and investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the Shenzhen-Hong Kong Stock Connect investors), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2019 final dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law of the People’s Republic of China) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 5 June 2020 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 12 June 2020. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2019, including the accounting policies adopted by the Group and has discussed the risk management, internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2019.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2019 which have been agreed with the auditors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2019.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 18 May 2020 (Monday) to 21 May 2020 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 May 2020 (Friday).

After the annual general meeting, if the resolution of final dividend was passed, the register of members of the Company will be closed from 8 June 2020 (Monday) to 12 June 2020 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 5 June 2020 (Friday).

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2019, the Company has complied with the provisions of the Corporate Governance Code and Corporate Governance Report (“CG Code”) as set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision A.4.1 and the temporary deviation from the code provision A.5.1 of the CG Code. The following summarises the requirement under the above-mentioned code provisions A.4.1 and A.5.1 and the reason for such deviations.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code. In November 2019, the Board approved the revised service agreement templates for Executive Directors, Non-executive Directors and Independent Non-executive Directors, respectively, among which the service agreement template for Independent Non-executive Directors has a term of 36 months. Such template will be used for the service agreements to be entered into by the Independent Non-executive Directors in 2020. After the Independent Non-executive Directors enter into such service agreements, the Company will be in compliance with CG Code provision A.4.1.

CG Code Provision A.5.1

Under CG Code provision A.5.1, issuers should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and comprises a majority of independent non-executive directors.

From 2 September 2019 to 18 November 2019, Mr. Wang Dongjin, the then Vice Chairman of the Board, assumed the duties and responsibilities of the Chairman of the Nomination Committee of the Company as a transitional arrangement. This constitutes a temporary deviation from the CG Code provision A.5.1. The Company re-complied with such CG Code provision when Mr. Wang Dongjin was appointed as the Chairman of the Board and the Chairman of the Nomination Committee of the Company with effect from 18 November 2019. The Company considers such a one-off and temporary deviation would not undermine the effectiveness of its corporate governance practices.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2019, with the Company’s Code of Ethics and the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2019, containing all the information required by Appendix 16 to the Listing Rules, will be despatched to shareholders of the Company and published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website in due course.

By Order of the Board CNOOC Limited Wang Dongjin Chairman

Hong Kong, 25 March 2020

As of the date of this announcement, the Board comprises:

Executive Directors Xu Keqiang Hu Guangjie Non-executive Director Wang Dongjin (Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities and mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the last fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.